John Hancock Financial Services

197 Clarendon Street, C-1

Boston, Massachusetts 02116

(617) 572-0313

Fax: (617) 572-9161

E-mail: kciccarelli@jhancock.com

Kimberly Ciccarelli

Assistant Vice President and Senior Counsel

US Insurance Law

VIA EDGAR

June 6, 2008

Alison White, Esq.

Division of Investment Management

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company of New York Separate Account B

Pre-Effective Amendment No. 1

File Nos. 811-8329 and 333-148992

Dear Ms. White:

Conveyed herewith via EDGAR for filing under the Securities Act of 1933 (“1933 Act”), pursuant to Rule 101(a)(2)(i) of Regulation S-T, is Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement of John Hancock Life Insurance Company of New York Separate Account B (“Registrant”) relating to certain variable life insurance policies offered by John Hancock Life Insurance Company of New York (“Depositor”).

The above-referenced registration statement relates to the Majestic Survivorship VULX (“MSVULX”) product. The purpose of this filing is to incorporate SEC Staff comments to the initial registration, add exhibits and financial statements previously omitted, and to otherwise complete the filing. In our response, we use underline to show proposed additions to the text of the prospectus that we filed in the initial registration statement.

The following is an explanation of our responses to your comments in the order in which the comments appeared in your letter of March 28, 2008:

1.	General

Please disclose to the staff whether there are any types of guarantees or support agreements with third parties to support any of the company’s guarantees under the contract.

RESPONSE: The Depositor is not a party to any guarantee or support agreement with third parties that would specifically support any of its guarantees under the contract.

2.	Outside Cover Page

Please disclose the Registrant’s Investment Company Act file number on the cover page underneath the filing’s Securities Act of 1933 file number.

RESPONSE: We have updated the outside cover page of the registration statement to include the Registrant’s Investment Company Act file number.

3.	Cover Page

Please confirm that the contract name on the front cover page of the prospectus will continue to be the same as the Edgar class/series identifier associated with the contract.

RESPONSE: We are confirming that the contract name on the front cover page of the prospectus will continue to be the same as the Edgar class/series identifier associated with the contract.

4.	Optional supplementary benefit riders

You state that the availability of riders varies from state to state, but isn’t the policy solely offered in New York? Please advise or revise.

RESPONSE: Although the Depositor is only licensed in the State of New York, we have adopted certain disclosure conventions that we prefer to apply as uniformly as possible to all variable life registration statements that we administer on our document management system for both the Depositor and its parent, John Hancock Life Insurance Company (U.S.A.). By keeping such variations to a minimum, we lessen the administrative burden in updating the registration statements each year. As such, we respectfully request maintaining the above referenced disclosure in the John Hancock New York prospectus.

5.	Tax Risks

Please revise the first sentence to make it clear that although life insurance death benefits may ordinarily not be subject to income tax, they may be subject to the other taxes listed in the last paragraph of the section.

RESPONSE: We have revised the first sentence under “Tax risks” as follows:

Life insurance death benefits are ordinarily not subject to income tax. Other Federal and state taxes may apply as further discussed below.

6.	Fee Tables

a. Certain numbers are bracketed in this section implying that the filing does not disclose the actual charges that will be imposed under the contract. The disclosure of the actual fees and charges is material information that must be included in a pre-effective amendment and can only be changed after the registration statement has become effective by the filing of a post-effective amendment under Rule 485A.

RESPONSE: We have updated the Fee Tables to remove the brackets and include updated fees.

b. Please note that we will need time to review the updated portfolio fee and expense information once you have filed it.

RESPONSE: We have revised the “Total Annual Portfolio Operating Fees and Expenses” and the “Portfolio Annual Expenses” tables to reflect updated fees and expenses for your review.

c. Please reconcile the 5% fee shown for the Enhanced Cash Value Rider on pages 9 and 39 with the 2% amount shown in the rider.

RESPONSE: We have amended the fee shown for the Enhanced Cash Value Rider in the Fee Tables to show a fee of 2% of premium paid.

d. For charges that vary by policy owner characteristics, please show the maximum charge, minimum charge and charge for a representative insured only. If you would like to disclose additional information, you may do so immediately following the fee tables. See Instruction 3(b)(ii) to Item 3 of Form N-6.

RESPONSE: We have undertaken a review of those charges that vary by policy owner characteristics and believe the disclosure presented is consistent with the requirements of Form N-6. For such charges, it has been our practice to include a “current rate” in equal prominence to the “guaranteed rate” for the minimum charge, maximum charge and charge for representative insured person(s). We believe this practice is contemplated by Instruction 1(f) to Item 3 of Form N-6, which we read as applying to the Fee Tables generally. This format also allows a prospective purchaser to compare the current rates to the guaranteed rates without having to consult the footnotes. It would be our preference to continue listing the “current rate” in the Fee Tables for those charges that vary by policy owner characteristics for consistency with our current practice.

e. So as not to obscure the required information, for charges that vary by policy year, please just show the maximum charge in the fee table. Variations for subsequent years may be shown in a footnote to the table. See Instruction 1(f) to Item 3 of Form N-6.

RESPONSE: We have undertaken a review of those charges that vary by policy year and have updated the disclosure for the asset-based risk charge to show the maximum charge only by deleting the minimum charge and the charge for representative insured persons from the Fee Tables. The disclosure for the remaining such charges appears to be consistent with the requirements of Form N-6. We note that we disclose the guaranteed premium charge for each policy year in the Fee Tables. Although instruction 1(f) to Item 3 of Form N-6 contemplates that the Registrant may show variations in charges in a footnote, we believe disclosing the complete guaranteed premium charge schedule in the Fee Tables provides better disclosure for a prospective purchaser in making their investment decision and planning future premium payments. It is our preference to continue disclosing the premium charge for all policy years in the Fee Tables.

7.	Base Amount vs. Supplemental Face Amount

This section is difficult to follow. As the distinction between Base Amount coverage and Supplemental Face Amount coverage is crucial to understanding the policies, please add numeric examples illustrating each factor listed after “These factors include the following.”

RESPONSE: We have included additional disclosure that is intended to clarify the various factors a prospective purchaser should consider in deciding how much Base Face Amount and Supplement Face Amount coverage to elect, including new examples for the premium and asset-based risk charges. The revised disclosure is as follows:

                    Base Face Amount vs. Supplemental Face Amount

As noted above, you should consider a number of factors in determining whether to elect coverage in the form of Base Face Amount or in the form of Supplemental Face Amount. Some of these factors include the following:

•

As shown in the Fee Tables, we calculate the premium charge as a percentage of premiums paid up to and in excess of the Target Premium. Your Target Premium appears in the Policy Specifications section of your policy and is based on the amount of Base Face Amount you elect at issue. This means for the same amount of premium paid, your premium charges deducted from premium payments will be higher if you elect greater proportions of Base Face Amount at issue versus Supplemental Face Amount. For example, a premium payment of $10,000 on a policy with 20% Base Face Amount coverage and a Target Premium of $2,000 will have a premium charge of $1,240 in policy year 1. The same premium payment on a policy with 50% Base Face Amount coverage and a Target Premium of $5,000 will have a premium charge of $1,900 and a policy with 100% Base Face Amount coverage and a Target Premium of $10,000 will have a premium charge of $3,000.

•

Likewise, as shown in the Fee Tables, the charge per $1000 of Base Face Amount is higher than the per $1000 charge of Supplemental Face Amount. This means for the same amount of Total Face Amount, your Face Amount charges deducted from policy value will be higher if you elect greater proportions of Base Face Amount at issue versus Supplemental Face Amount.

•

However, if you elect greater proportions of Supplemental Face Amount coverage at issue, the guaranteed limit upon the asset-based risk charge we provide will be higher. As shown in the Fee Tables, the “maximum” guaranteed charge of 0.15% of policy value in policy years 1-20 is for a policy with 80% Supplemental Face Amount at issue. A policy with 50% Supplemental Face Amount at issue would have a guaranteed charge of 0.10%; whereas a policy with 100% Base Face Amount at issue would have a guaranteed charge of 0.025%. Please see the Fee Tables for a description of the guaranteed and current asset-based risk charges in all policy years. The asset-based risk charge percentages assessed on a current basis may be the same for both Base Face Amount and Supplemental Face Amount.

•

Also, after the younger insured person reaches or would have reached age 121, any Supplemental Face Amount will terminate. If your priority is to maximize the death benefit when the younger insured person reaches or would have reached age 121, then you may wish to maximize the proportion of Base Face Amount.

The lower premium charges and Face Amount charges applied to Supplemental Face Amount will tend to result in higher cash value accumulation, or alternatively lower premium payments, for the same amount of death benefit compared to Base Face Amount coverage. However, if the Company should increase the asset-based risk charges under your policy to the maximum limits, the higher guaranteed asset-based risk charge resulting from a higher amount of Supplemental Face Amount at issue could increase the policy’s risk of lapse, requiring additional premium payments. You should also consider that the amount of compensation paid to the selling broker-dealer will be higher if you elect greater proportions of Base Face Amount coverage at issue.

Ultimately, individual needs and objectives vary. You should discuss your individual needs with your registered representative.

8.	Description of charges at the policy level

a. Although you discuss them elsewhere, please briefly identify the transfer and policy loan interest charges in this section. See Item 5(a) of Form N-6.

RESPONSE: We have added disclosure to the section “Description of charges at the policy level” with respect to loans and transfers as follows:

Loan interest rate

The maximum loan interest charged on any loan is shown in the Fee Tables and described under “Policy loans” in this prospectus.

Transfer fee

We currently do not impose a fee upon transfers of policy value among the investment options but reserve the right to do so in the policy (see “Transfers of existing policy value”).

b. Please change “multiple” to “multiply” under Supplemental Face Amount Charge.

RESPONSE: We have revised the prospectus to change “multiple” to “multiply” under the Supplemental Face Amount Charge.

9.	Enhanced Yield Fixed Account Rider

Please provide more disclosure as to how you will determine interest credited on this account.

RESPONSE: We have updated the disclosure for the Enhanced Yield Fixed Account Rider to explain how we determine the interest rate as follows:

You may elect to allocate your premiums or policy value to the enhanced yield fixed account that we offer by rider. Obligations under the enhanced yield fixed account are backed by our general account. We will credit interest at the rate we declare prospectively. The rate of interest will be based on our expectations for the enhanced yield fixed account’s future investment earnings, persistency, mortality, expenses and reinsurance costs and future tax, reserve and capital requirements, but in no event will the minimum amount be less than the rate shown in your policy and as described under “The fixed account options” in this prospectus. Additional transfer restrictions apply to amounts in an enhanced yield fixed account (see “Transfers of existing policy value”). We currently do not charge a separate fee for this rider.

10.	Policy cancellation right

Please disclose where you will hold premiums received during the free-look period and whether you will refund earnings, if any, on such premiums.

RESPONSE: We have included additional disclosure under the “Policy cancellation right” section of the prospectus to refer readers to the “Processing Premium Payments” section for information on how premium payments are processed as follows:

You have the right to cancel your policy within 10 days after you receive it (the period may be longer in some states). This is often referred to as the “free look” period. During this period, your premiums will be allocated as described under “Processing premium payments” in this prospectus.

  We note that the prospectus already contains disclosure as to whether or not we will refund earnings, if any, on such premiums in the last paragraph under the “Policy cancellation right” section of the prospectus as follows:

In most states, you will receive a refund of any premiums you’ve paid. In some states, the refund will be your policy value on the date of cancellation.

11.	Tax considerations

Supplementally confirm, if true, that the disclosure in this section is current.

RESPONSE: We have updated the “Tax considerations” section to reflect non-material changes that were made during our annual update and is now current.

12.	SAI and Part C

In the future, please place the SAI before Part C of the registration statement.

RESPONSE: We have reordered the SAI and the Part C of the registration statement.

13.	Part C

Please provide the undertaking required by Rule 484 under the Securities Act of 1933 or explain why it is inappropriate.

RESPONSE: Registrant has included the undertaking required by Rule 484 under the Securities Act of 1933 to item #29 of Part C.

14.	Financial Statements, Exhibits, and Other Information

Financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

RESPONSE: The audited financial statements of the Registrant and the Depositor, and the required exhibits are included in this pre-effective amendment.

15.	Representations

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in all filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

RESPONSE: The Commission staff has requested that the Registrant acknowledge and agree, and the Registrant does, hereby acknowledge and agree, that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Request for Acceleration

We hereby request an order to accelerate the effectiveness of the above-referenced amendment to August 1, 2008. The Registrant has authorized us to hereby state to the Commission on its behalf that it is aware of its obligations under the Securities Act of 1933.

If you have any questions about the enclosed documents, please call me at (617)-572-0313. Thank you.

Sincerely,

/s/ Kimberly S. Ciccarelli
Kimberly S. Ciccarelli

Enclosure